July 2, 2025

Chris Lai Ther Wei
Chief Executive Officer
Graphjet Technology
Lot 3895, Lorong 6D, Kampung Baru Subang
Seksyen U6, 40150 Shah Alam
Selangor, Malaysia

       Re: Graphjet Technology
           Form 8-K Furnished June 23, 2025
           File No. 001-41070
Dear Chris Lai Ther Wei:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished June 23, 2025
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 1

1. Please amend your filing to indicate clearly whether you are filing under Item 4.02(a)
       or 4.02(b) of Form 8-K and:
           disclose whether the Board of Directors, Committee of the Board of Directors or
           authorized Officers concluded that your financial statements should no longer be relied on, and revise disclosures to comply with Item 4.02(a) of Form 8-K; or
           disclose whether you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report related to previously issued financial statements, and revise disclosures to comply with Item 4.02(b) and
           4.02(c) of Form 8-K, as applicable.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 July 2, 2025
Page 2

of action by the staff.

      Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing